UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

Rockwell Medical Technologies, Inc.

(Name of Issuer)

Common Stock, No par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

David A. Hagelstein 36801 Woodward Avenue, Suite 313 Birmingham, Michigan 48009 (248) 229-2136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ˜

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS David Hagelstein Charitable Remainder Unitrust Agreement, dated November 20, 2003 33-6339713
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ˜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,552
	8	SHARED VOTING POWER 1,796,652
	9	SOLE DISPOSITIVE POWER 450,552
	10	SHARED DISPOSITIVE POWER 1,796,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,652 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ˜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.29%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS David A. Hagelstein, individually and the David A. Hagelstein Revocable Living Trust, dated October 27, 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ˜
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,346,100
	8	SHARED VOTING POWER 1,796,652
	9	SOLE DISPOSITIVE POWER 1,346,100
	10	SHARED DISPOSITIVE POWER 1,796,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,652 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ˜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.29%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, no par value per share (the “Common Stock”), of Rockwell Medical Technologies, Inc., a Michigan corporation (the “Company”). The address of the principal executive offices of the Company is 30142 Wixom Road, Wixom, Michigan 48393. This is an amendment to an amended Schedule 13D originally filed on May 29, 2009.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The David Hagelstein Charitable Remainder Unitrust (the “Charitable Trust”) is a Michigan charitable trust and its principal business is to hold investments, including the shares of the Company described herein. Its principal office is located at 36801 Woodward Avenue, Suite 313, Birmingham, Michigan 48009.

David A. Hagelstein, individually and as Trustee of the David A. Hagelstein Revocable Living Trust, dated October 27, 1993 (collectively, the “Revocable Trust”) is an individual and a United States citizen, and is retired and acquires securities for investment purposes. David Hagelstein’s address is 36801 Woodward Avenue, Suite 313, Birmingham, Michigan 48009.

Neither the foregoing entity or individual has, during the past five years: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Company described herein have been purchased by the Charitable Trust and the Revocable Trust through open market purchases for cash from the period of September 2, 2005 through March 1, 2011. The aggregate consideration paid by the Charitable Trust for its shares was $2,045,506.00 and the aggregate consideration paid by the Revocable Trust for its shares was $6,717,923.00.

Item 4.	Purpose of Transaction

The shares described herein were acquired for investment purposes only. There are no agreements as to the voting of the stock or disposition of the stock.

Item 5.	Interest in Securities of the Issuer

(a) This filing relates to 1,346,100 shares of Common Stock of the Company held by the Revocable Trust and as to 450,552 shares of the Common Stock of the Company held by the Charitable Trust. This is an amendment to a Schedule 13D originally filed on October 29, 2008, and amended by a filing on May 29, 2009. The aggregate shares held by both the Revocable Trust and the Charitable Trust comprise 10.29% of the issued and outstanding shares of the Common Stock of the Company. David A. Hagelstein is the sole trustee and beneficiary of the Revocable Trust and is the sole trustee of the Charitable Trust. As such, Mr. Hagelstein has the power to vote all of the shares which are subject to this filing and has the power to cause the disposition of such shares.

(b) David A. Hagelstein in his capacity as Trustee of both the Revocable Trust and the Charitable Trust has the power to vote or dispose of the shares of Common Stock held by Revocable Trust and the Charitable Trust.

(c) See Item 3.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the shares which are the subject of this filing.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to be Filed as Exhibits

Exhibit

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2011

(Date)

The David Hagelstein Charitable

Remainder Unitrust under agreement

dated November 20, 2003

By: /s/ David A. Hagelstein

/s/ David A. Hagelstein

(Signature)

David A. Hagelstein, its Trustee

(Name and Title)

March 30, 2011

(Date)

/s/ David A. Hagelstein

/s/ David A. Hagelstein

Signature

David A. Hagelstein, individually and as Trustee of the David A. Hagelstein Revocable Living Trust

dated October 27, 1993

(Name and Title)

March 30, 2011

(Date)

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, no par value per share of Rockwell Medical Technologies, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 30th day of March, 2011.

March 30, 2011

(Date)

The David Hagelstein Charitable

Remainder Unitrust under agreement

dated November 20, 2003

By: /s/ David A. Hagelstein

/s/ David A. Hagelstein

(Signature)

David A. Hagelstein, its Trustee

(Name and Title)

March 30, 2011

(Date)

/s/ David A. Hagelstein

/s/ David A. Hagelstein

Signature

David A. Hagelstein, individually and as Trustee of the David A. Hagelstein Revocable Living Trust

dated October 27, 1993

(Name and Title)

March 30, 2011

(Date)